

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 25, 2010

Iuriy Vladimirovich Shevchenko
Chief Financial Officer
UNR Holdings, Inc.
301 East Pine Street, Suite 150
Orlando, Florida 32801

> **Re: UNR Holdings, Inc.**
> **Form 10-K/A for Fiscal Year Ended December 31, 2009**
> **Filed May 24, 2010**
> **File No. 0-23712**

Dear Mr. Shevchenko:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief